Exhibit (a)(5)(xiii)

COUGHLIN STOIA GELLER
   RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)
A. RICK ATWOOD, JR. (156529)
DAVID T. WISSBROECKER (243867)
AARON W. BEARD (228825)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

FILE BY FAX

MISTY L. COLWELL, On Behalf of Herself	)	VIA FAX
and All Others Similarly Situated,	)
	)	Case No. CIV 474855
Plaintiff,	)
	)	CLASS ACTION
vs.	)
	)	COMPLAINT FOR BREACH OF
GENENTECH, INC.,	)	FIDUCIARY DUTIES
ARTHUR D. LEVINSON,	)
WILLIAM M. BURNS,	)
ERICH HUNZIKER,	)
JONATHAN K.C. KNOWLES,	)
HERBERT W. BOYER,	)
DEBRA L. REED,	)
CHARLES A. SANDERS,	)
ROCHE HOLDINGS AG	)
and DOES 1-25, inclusive,	)
)
Defendants.	)
)
COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

     Plaintiff, by her attorneys, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Genentech, Inc. (“Genentech” or the “Company”) common stock against Genentech, its directors, and its dominating and controlling shareholder, Roche Holdings AG (“Roche”), arising out of defendants’ collusive efforts to advance their own respective interests at the expense of Genentech’s public shareholders.
BACKGROUND
     2. Defendant Genentech is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a biotechnology company that discovers, develops, manufactures and commercializes pharmaceutical products to treat patients with unmet medical needs. It commercializes multiple biotechnology products and also receives royalties from companies that are licensed to market products based on the Company’s technology. Genentech commercializes various products in the United States, including Avastin, Rituxan, Herceptin, Lucentis, Xolair, Tarceva, Nutropin, Activase, TNKase, Cathflo Activase, Pulmozyme and Raptiva. The Company’s licensed products include Trastuzumab, Rituximab, Bevacizumab, Dornase alfa, recombinant, Alteplase and Tenecteplase, Somatropin, Daclizumab, Ranibizumab, Etanercept, Adalimumab and Infliximab.
     3. The Company’s common shares are publicly traded on the NYSE. As of April 30, 2008, there were over one billion shares of Genentech’s common stock issued and outstanding, held by hundreds if not thousands of shareholders. As of March 31, 2008, Roche held 55.8% of Genentech’s outstanding shares, and directly controlled Genentech’s Board of Directors (“Board”).
     4. Roche now seems intent upon taking advantage of its inside knowledge concerning the future benefits to be derived from Genentech, and to deprive the Company’s public shareholders of their participation in those valuable benefits, by offering to acquire the Company for a mere $89 per share in cash for those shares it does not already own.
     5. Plaintiff seeks immediate judicial intervention to stop defendants from acting in violation of their respective duties to plaintiff and the class and to require defendants to engage in a fair and

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

neutral sales process instead of advancing and/or protecting their own interests at the expense of Genentech’s public shareholders.
JURISDICTION AND VENUE
     6. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.
     7. This Court has jurisdiction over Genentech because the Company conducts business in California and is a citizen of California, as it has its principal place of business in South San Francisco, California. In addition, certain of the individuals named as defendants are residents and citizens of California. This action is not removable.
     8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
THE PARTIES
     9. Plaintiff Misty L. Colwell is, and at all times relevant hereto was, a shareholder of Genentech.
     10. Defendant Genentech is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a biotechnology company that discovers, develops, manufactures and commercializes pharmaceutical products to treat patients with unmet medical needs. It commercializes multiple biotechnology products and also receives royalties from companies that are licensed to market products based on the Company’s technology. Genentech commercializes various products in the United States, including Avastin, Rituxan, Herceptin, Lucentis, Xolair, Tarceva, Nutropin, Activase, TNKase, Cathflo Activase, Pulmozyme and Raptiva. The Company’s licensed products include Trastuzumab, Rituximab, Bevacizumab, Dornase alfa, recombinant, Alteplase and Tenecteplase, Somatropin, Daclizumab, Ranibizumab, Etanercept, Adalimumab and Infliximab.
     11. Defendant Arthur D. Levinson (“Levinson”) is and has been at all material times the Chief Executive Officer (“CEO”) and Chairman of the Board of Genentech. Levinson is beholden to, and dominated and controlled by, Roche, who controls the Company’s Compensation Committee and at

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

whose sufferance he received in excess of $18 million in executive compensation for 2007, and in excess of $17 million in 2006.
     12. Defendant William M. Burns (“Burns”) is and has been at all material times a director of Genentech. Burns is a Roche appointee to the Genentech Board, and is Chief Executive Officer of the Pharmaceuticals Division of Roche and a member of Roche’s Corporate Executive Committee.
     13. Defendant Erich Hunziker (“Hunziker”) is and has been at all material times a director of Genentech. Hunziker is a Roche appointee to the Genentech Board, and is the Chief Financial Officer and Deputy Head of the Corporate Executive Committee of Roche.
     14. Defendant Jonathan K.C. Knowles (“Knowles”) is and has been at all material times a director of Genentech. Knowles is a Roche appointee to the Genentech Board, and is Head of Global Research and Member of the Corporate Executive Committee of Roche.
     15. Defendant Herbert W. Boyer (“Boyer”) is a retired co-founder of Genentech, and has been at all material times a director of Genentech. Defendant Boyer is beholden to, and dominated and controlled by, Roche, at whose sufferance he received $386,976 in compensation in 2007 for serving on Genentech’s Board.
     16. Defendant Debra L. Reed (“Reed”) is and has been at all material times a director of Genentech. Defendant Reed is beholden to, and dominated and controlled by, Roche, at whose sufferance she received $392,476 in compensation in 2007 for serving on Genentech’s Board.
     17. Defendant Charles A. Sanders (“Sanders”) is and has been at all material times a director of Genentech. Defendant Sanders is beholden to, and dominated and controlled by, Roche, at whose sufferance he received $387,976 in compensation in 2007 for serving on Genentech’s Board.
     18. The individuals named in ¶¶ 11-17 above are hereinafter referred to as the “Individual Defendants.” As officers and/or directors of Company, each of the Individual Defendants owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).
     19. Defendant Roche is a pharmaceutical company that owns 55.8% of Genentech stock and dominates and controls Genentech’s Board. Roche is sued herein in two capacities: (a) as the controlling and dominating shareholder of Genentech, for breaching its fiduciary duties in connection

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

with its attempt to unlawfully acquire the Company while in the possession of inside information; and (b) as an aider and abettor of the Individual Defendants’ numerous breaches of fiduciary duty to Genentech’s shareholders.
     20. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.
DEFENDANTS’ FIDUCIARY DUTIES
     21. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a premium commensurate with the value of the Company, including the Company’s future potential. To diligently comply with these duties, the directors may not take any action that:
          (a) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (b) contractually prohibits them from complying with their fiduciary duties;
          (c) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (d) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     22. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Genentech, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     23. Under Delaware law, Roche, as the majority shareholder of Genentech, occupies a fiduciary relationship with Genentech’s minority shareholders and owes them duties of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure. Roche further is obligated to act in a manner that does not hold its own interests above those of the minority shareholders.
     24. Plaintiff alleges herein that the Individual Defendants and Roche, separately and together, in connection with the imminent sale, and aided and abetted by Roche and Genentech, have violated and are continuing to violate the fiduciary duties owed to plaintiff and the other public shareholders of Genentech, including their duties of loyalty, good faith and independence.
     25. Because the Individual Defendants and Roche have breached and are continuing to breach their duties of loyalty, good faith and independence in connection with the imminent sale of the Company, the burden of proving the inherent or entire fairness of the imminent sale, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants and Roche as a matter of law.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action on her own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Genentech stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. According to Genentech’s SEC filings, there were more than 1 billion shares of Genentech common stock outstanding as of April 30, 2008, held by hundreds, if not thousands, of beneficial owners.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

     29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the imminent sale;
          (b) whether the Individual Defendants and Roche are unjustly enriching themselves and other insiders or affiliates of Genentech;
          (c) whether Roche, as the controlling and dominating shareholder of Genentech, has breached and is breaching its fiduciary duties to the Genentech shareholders by attempting to induce the sale of the Company while in possession of material inside information;
          (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the imminent sale, including the duties of good faith, diligence, candor, honesty and fair dealing;
          (e) whether Roche or Genentech have aided and abetted the breaches of fiduciary duty alleged by plaintiff against the Individual Defendants; and
          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

     34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     35. On July 14, 2008, Genentech announced that second-quarter earnings rose by 5% over last year’s, while it’s top-line grew by 8%. The Company posted a profit of $782 million, or 73 cents a share, compared with $747 million, or 70 cents a share, for the same quarter in 2007. Genentech also raised its 2008 adjusted earnings forecast to the range of $3.40 to $3.50 a share, up from $3.35 to $3.45 a share.
The Acquisition Offer
     36. On July 21, 2008, defendant Roche announced its intent to acquire the remainder of Genentech through an $89.00 per share offer for all outstanding shares of Genentech.
     37. If the analysts were any indication, Roche’s offer is not high enough:
•	‘“I think the market is telling you that they view the offer as an inadequate reflection of Genentech’s value,’ said Jay Markowitz, research analyst at T. Rowe Price Associates, which owns about 16.5 million shares of Genentech.”

•	“‘We believe this offer substantially undervalues Genentech,’ Bernstein Research analyst Geoffrey Porges said in a report on Monday. He currently values Genentech at $95 a share, but said that excludes key opportunities including potential use of Avastin in cancer patients who have undergone surgery to remove their tumors. Potentially market-moving data from an ongoing trial of post-surgery colon cancer patients treated with Avastin is expected late this year.”

•	“BMO Capital Markets analyst Jason Zhang also said he does not expect Roche to pull off the Genentech deal at the price offered. ‘Although there is not a perfect formula for biotech acquisitions, some of the recent deals pushed the price-to-sales-multiple to 10, exemplified by AstraZeneca’s acquisition of MedImmune,” he said in a research note. The Anglo-Swedish drug company acquired Gaithersburg, Maryland-based MedImmune last year for more than $15 billion. A multiple of 10 times revenue would equate to a price of $118 per share for Genentech, Zhang calculated. ‘Given that Roche already owns 56 percent of Genentech and it is unlikely any other big pharma company would bid for it, Roche will not have to pay the highest price,’ he said. ‘Therefore, we think a price increase to around $100 may get the deal through.’”

•	“Deutsche Bank analyst Mark Schoenebaum said recent takeover deals involving biotech companies with larger capitalizations have been done at one-day stock price premiums of about 25 percent.”
     38. As can be seen by the analysts cited through the articles above, there are many reasons to believe that this proposed acquisition price in unfair to the minority shareholder. However, as also

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

noted above, Roche’s interest as a current majority shareholder places a cap on the upside the minority shareholders can expect to receive for their shares, a cap that would not be present were Genentech the subject of offers from other market participants.
     39. Roche’s inside information about the 450 trials underway for the 30 different cancers leaves the minority shareholders out of the money in what could be a very profitable long-term company if the proposed acquisition is not enjoined.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
Against the Individual Defendants and Roche
     40. Plaintiff repeats and realleges each allegation set forth herein.
     41. The defendants have violated their fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Genentech and have acted to put their personal interests and the interests of Roche ahead of the interests of Genentech shareholders.
     42. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Genentech.
     43. The Individual Defendants have violated their fiduciary duties by inducing Roche to attempt to squeeze out Genentech’s shareholders without regard to the fairness of those efforts to Genentech shareholders.
     44. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genentech because, among other reasons:
     45. Because the Individual Defendants and Roche dominate and control the business and corporate affairs of Genentech, and are in possession of private corporate information concerning Genentech’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genentech which makes it inherently unfair for them to pursue any transaction wherein they or any third party, such as Roche, will reap disproportionate benefits to the exclusion of maximizing stockholder value.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

     46. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     47. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they will be prevented from obtaining a fair price for their common stock.
     48. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and are taking further steps to consummate a sale of Genentech which will exclude the Class from its fair share of Genentech’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     49. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed as defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’ s-length negotiations and will continue to conceal material information possessed by Genentech from Genentech’s public stockholders all to the irreparable harm of the members of the Class.
     50. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duties
Against Defendants Genentech and Roche
     51. Plaintiff repeats and realleges each allegation set forth herein.
     52. Defendants Genentech and Roche are sued herein as aiders and abetters of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Genentech, and Roche, as the controlling and dominating shareholder of Genentech.
     53. The Individual Defendants breached their fiduciary duties of loyalty and due care to the Genentech shareholders by failing to:
          (a) act in the best interests of the public shareholders of Genentech common stock;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

          (b) maximize shareholder value; and
          (c) act in accordance with their fundamental duties of due care and loyalty.
     54. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Genentech and Roche, who, therefore, aided and abetted such breaches via considering an imminent sale of Genentech to Roche.
     55. Defendants Genentech and Roche had knowledge that they were aiding and abetting the Individual Defendants’ and Roche’s breaches of their fiduciary duties to the Genentech shareholders.
     56. Defendants Genentech and Roche rendered substantial assistance to the Individual Defendants’ and Roche in their breach of their fiduciary duties to the Genentech shareholders.
     57. As a result of the unlawful actions of defendants Genentech and Roche, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Genentech’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of defendants Genentech and Roche are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ and Roche’s breach of their fiduciary duties owed to plaintiff and the members of the Class.
     58. Plaintiff and the other members of the Class have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in her favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the proposed imminent sale is in breach of the fiduciary duties of the defendants;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating a sale of Genentech unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;
     D. Directing the Individual Defendants and Roche to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genentech’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES

     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equity relief as this Court may deem just and proper.

DATED: July 21, 2008	COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER AARON W. BEARD
/s/ David T. Wissbroecker
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax) Attorneys for Plaintiff

COMPLAINT FOR BREACHES OF FIDUCIARY DUTIES